82-4683

CASTELLUM

06011318

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

SEC MAIL RECEIVED
MAR 0 2 2006
WASH. D.C.

Gothenburg, February 21, 2006

Special Counsel / Office of International Corporate Finance

SUPPL

PRESS RELEASES

Enclosed we send our latest Press Release:
Press Release 2/2006 February 8, The Swedish version of Castellum's Annual Report 2005
Press Release 3/2006 February 21, Proposal to the AGM in Castellum AB

Very truly yours,

CASTELLUM AB

Håkan Hellström
p.p. Maria Kileby

PROCESSED
MAR 0 6 2006
THOMSON
FINANCIAL

dw 3/6

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 2/2006

Gothenburg, February 8, 2006

The Swedish version of Castellum's Annual Report 2005 is now available on www.castellum.se

The Swedish version of Castellum's Annual Report 2005 is now available on our website. The English version will be available on the website during the week beginning Monday February 27.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 3/2006

Gothenburg, February 21st, 2006

Proposals to the AGM in Castellum AB

At the Annual General Meeting (AGM) of shareholders in Castellum AB on Thursday, March 23rd, 2006, the following proposals will be put forward.

- The Board proposes a dividend of SEK 10.50 per share and Tuesday, March 28th, 2006 as record day for dividend.

- The Board proposes a 4:1 share split, by which every old share is replaced by four new shares.

- In order to adjust the Articles of Association, due to the proposed share split and the new Companies Act, the Board proposes an alteration of the Articles of Association.

- The Board proposes a renewed mandate for the Board to decide on purchase or transfer of the company's own shares until the next AGM.

- The election committee proposes re-election of Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Stig-Arne Larsson and Göran Lindén. Christer Jacobson, formerly active in Affärsvärlden and in the Alfred Berg Group and currently running his own consulting business is proposed as new Board member. Jan Kvarnström is proposed as Chairman of the Board of Directors.

- The election committee proposes the AGM to decide on appointing an election committee to make proposals to the AGM 2007 regarding the number of Board members, election of members of the Board, including chairman, and remuneration for the Board of Directors. The election committee will be established by the Chairman contacting the three major shareholders at the end of the third quarter 2006 and to invite them to appoint one member each to the election committee. The names of the members of the election committee will be published in the company's interim report for the third quarter 2006.

The Board's proposals as well as other items on the agenda are found on the invitation to attend the AGM, which was published in the Swedish newspapers Post & Inrikes Tidningar, Svenska Dagbladet and Göteborgs-Posten, and on www.castellum.se.

Enclosure: Invitation

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

Office translation

Summons to the Annual General Meeting of Shareholders in

CASTELLUM

The shareholders of Castellum AB (publ) are hereby summoned to a Annual General Meeting of Shareholders on Thursday 23 March 2006, at 5 pm in the Göteborg Concert Hall, Stenhammarsalen, Götaplatsen, Göteborg. The entrance opens at 4 pm.

Registration etc

Shareholders wishing to participate in the Meeting must be listed as shareholders in the share register kept by the VPC by Friday 17 March 2006 and must also have notified their participation in the Meeting to the Company by Friday 17 March 2006, 4 pm, at the latest.

An application for participation in the Meeting can be made by post to Castellum AB (publ), Box 2269, 403 14, Göteborg, by phone +46 (0)31-607 400, by fax +46 (0)31-131 755, by e-mail info@castellum.se, or by filling out a form on www.castellum.se. The application must state name/business name, social security number/corporate identification number, address and telephone number.

Nominee shareholders must temporarily register shares in their own name in order to obtain the right to participate in the Meeting. Such personal registration must have been carried out by the VPC by Friday 17 March 2006. Shareholders must instruct their nominees to obtain such registration in due time before the stated last day.

The annual report, the audit report, the Board's statement regarding proposed distribution of profit to the shareholders and the Board's complete proposal regarding items 15, 16 and 17 below, can be obtained from the Company's office at Kaserntorget 5, Göteborg, and will be sent to shareholders upon request, provided the shareholder states a postal address. The above mentioned documents can also be obtained at the Company's website www.castellum.se and will be available during the Meeting. The Company's annual report will be sent to the Company's shareholders by the turn of February/March 2006.

Items

1. Election of chairman of the meeting.

2. Preparation and approval of voting list.

3. Approval of the agenda.

4. Election of one or two persons to verify the minutes.

5. The issue of whether the Meeting has been duly convened.

6. Presentation of the annual report and audit report as well as the group accounts and the group audit report. Address by the Chairman of the Board and the Chief Executive Officer.

7. Resolution on the adoption of the profit and loss account and balance sheet as well as the consolidated profit and loss account and consolidated balance sheet.

8. Resolution on the allocation of the company's profit in accordance with the adopted balance sheet.

9. Resolution on the discharge from liability towards the company regarding the members of the board and the managing director.

10. The election committee's report on its work.

11. Resolution regarding the number of board members.

12. Resolution regarding the remuneration for the board.

13. Election of board members and chairman of the board.

14. Resolution regarding an election committee until the next Annual General Meeting of Shareholders.

15. The Board's proposal regarding principles for remuneration and other terms of employment for the company management.

16. The Board's proposal regarding alteration of the articles of association.

17. The Board's proposal regarding authorization to the Board to resolve on acquisition and transfer of own shares.

Proposals for Resolution

Item 1
The election committee proposes Mr Sven Unger to preside as chairman of the Meeting.

Item 8
The Board proposes a distribution of 10,50 SEK per share and Tuesday 28 March 2006 as the record day for distribution, which means that the last trading day for shares including distribution will be 23 March 2006. Should the Meeting resolve in accordance with the proposal, the distribution is planned to be effected by Friday 31 March 2006.

Items 11, 12 and 13
An election committee has been established in accordance with the resolution taken at last year's Annual General Meeting of Shareholders, consisting of Mr Lars Öhrstedt, representing AFA, Mr Laszlo Szombatfalvy, Ms Pernilla Klein, representing Tredje AP-fonden and Mr Jan Kvarnström, chairman of the Board. The chairman of the election committee is Mr Lars Öhrstedt.

The election committee has made the following proposals.

(a) The number of board members should be seven, with no deputies.

(b) The remuneration to the board should amount to 1,600,000 SEK out of which 400,000 SEK should be allocated to the chairman and 200,000 SEK should be allocate to each of the remaining board members. The amounts include compensation for committee work.

(c) Mr Jan Kvarnström, Ms Marianne Dicander Alexandersson, Ms Ulla-Britt Fräjdin-Hellqvist, Mr Mats Israelsson, Mr Stig-Arne Larsson and Mr Göran Lindén should be re-elected as board members. Mr Christer Jacobson should be elected as new member of the board. Mr Jan Kvarnström is suggested as chairman of the board.

Mr Christer Jacobson, born in 1946, has previously been as a stock-market commentator and a chief of marketing for Affärsvärlden as well as chief analyst and managing director within the Alfred Berg-group. Since 1995 he is active within his own business Bergsrådet Konsult & Förvaltning AB and he is a member of the board of Enlight International AB as well as the board of Fastighets AB Balder.

Item 14
The election committee suggests that the General Meeting of Shareholders resolves to appoint a new election committee for the time until the Annual General Meeting of Shareholders in 2007, in accordance with the following. The chairman of the board should be assigned to contact the three major shareholders at the time of the expiry of the third quarter 2006, and to invite them to appoint one member each to the election committee. If such a shareholder should not wish to appoint a member, the fourth major shareholder should be consulted and so on. The members appointed accordingly, together with the chairman of the board, responsible for summoning, shall constitute the election committee. The election committee shall appoint a chairman among its members. The names of the members of the election committee shall be published in the Company's interim report for the three first quarters of the year. The election committee shall fulfil the tasks set out in the Code for Company Governance and shall propose a procedure for the purpose of appointing a new election committee.

Should any of the shareholders having appointed a member of the election committee, dispose of a significant part of its shares in the Company before the election committee has fulfilled its task, the member in question must resign – should the election committee so decide – and be replaced by a new member appointed by the shareholder who at the time is the largest shareholder not yet represented in the election committee. In case any of the members of the election committee should seize to represent the shareholder having appointed the member, before the election committee has fulfilled its task, the member in question must resign – should the election committee so decide – and be replaced by a new member appointed by the shareholder. If the ownership of the Company should be altered significantly before the election committee has fulfilled its task, the composition of the election committee should also be altered – should the election committee so decide – in accordance with the above stated principles.

The Company shall bear any necessary costs and expenses having arisen due to the fulfilment of the election committee's obligations.

Item15
The Board's proposal regarding the principles of remuneration and other terms of employment for the management includes the following main items. The remuneration and other terms of employment for the management shall be adjusted to the market conditions. A fixed salary will be paid for work performed in a satisfactory manner. In addition, flexible remunerations may be offered to reward clearly goal-referenced achievements. The flexible remuneration shall be based on simple and transparent constructions and shall generally not exceed the fixed salary.

The pension terms shall be adjusted to market conditions in relation to what is general market practice for the corresponding employment, and shall be based on pension schemes with fixed charges. Dismissal pay and severance pay of a member of the management shall not exceed 24 monthly salaries in total.

Item 16
Considering the development of the Castellum share rate, the Board has resolved to propose a share split 4:1, whereby one old share is replaced by four new shares. In the new Companies Act, coming into force on 1 January 2006, the provisions on par value of shares are replaced by provisions regarding the shares quota value (i.e. the share capital divided by the number of shares). The split is carried out by increasing the number of shares by four times, from 43,001,677 shares to 172,006,708 shares. The planned record day for the split is 27 April 2006.

In order to carry out the split and to update and adapt the Company's articles of association to the new Companies Act, the Board proposes the following main alterations in the articles of association.

(a) The provisions on par value of shares are deleted and replaced by a provision entailing that the number of shares shall be no less than 150,000,000 and no more than 600,000,000.

(b) The provisions regarding the term of office for the board of directors are adapted to the terminology of the new Companies Act.

(c) The provisions regarding the term of office of the auditor are deleted, since this issue is regulated in detail in the new Companies Act.

(d) The provisions regarding the summons to a General Meeting of Shareholders is amended to the effect that the summons shall be published in the Post- och Inrikes Tidningar and Dagens Industri.

(e) Provisions are introduced to the effect that shareholders wishing to participate at a General Meeting of Shareholders must be listed in a transcript of the share register five business days before the meeting instead of ten days before the meeting, as previously stated.

(f) Provisions are introduced regarding the right of the Board of Directors to collect powers of attorney at the Company's expense in accordance with provisions in the new Companies Act.

(g) The provisions regarding who is to open a General Meeting of Shareholders are simplified and adapted to the new Companies Act.

(h) New items are introduced in the instruction on matters to be dealt with at an Annual General Meeting of Shareholders regarding the election committee's report on its work, the resolution of the Meeting regarding the election committee until the next Annual General Meeting of Shareholders and the approval of principles for remuneration and other terms of employment for the Company management.

(i) Finally, the record date provision is amended so that it corresponds to the requirements in the new Companies Act.

The Board finally proposes that the chairman of the Board is authorized to make such possible amendments to the altered articles of association which might be required by the Swedish Companies Registration Office for registration.

Any decision regarding the amendment of the articles of association requires that it is supported by shareholders representing at least two thirds of the votes cast as well as two thirds of the shares represented at the Meeting.

Item 17
The Company has previously acquired own shares amounting to (before the proposed split) 2,001,677 corresponding to about 4,65 % of the total number of shares. The Board's proposal entails that the Board shall be authorized, for the time until the next Annual General Meeting of Shareholders, to acquire as many own shares, on one or several occasions, to such an extent that the company at no time will hold more than 10 % of the total number of shares in the company. Acquisition may take place through trading on the Stockholm Stock Exchange ("the Stock Exchange"), in accordance with the rules relevant at the time. The proposal of the Board furthermore entails that the Board is authorized, for the time until the next Annual General Meeting of Shareholders, to decide on the transfer of own shares in the Company. Transfer of shares may be carried out by trading on the Stock Exchange or in any other way with deviation from the shareholders' right of priority, in accordance with the rules at the relevant time. The proposal of the Board is made to allow the Board to continuously adapt the capital structure of the company to its needs in order to be able to contribute to an increase of the shareholder value and in order to be able to transfer shares in connection with potential acquisitions.

Any decision regarding the acquisition and transfer of own shares requires that it is supported by shareholders representing at least two thirds of the votes cast as well as two thirds of the shares represented at the Meeting.

Göteborg in February 2006

Castellum AB (publ)
The Board of Directors

CASTELLUM

Castellum AB (publ), Box 2269, 403 14 Göteborg